UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐     No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐     No  ☒

Sativex® Regulatory Approval in Switzerland; Other Events

GW Pharmaceuticals plc (the “Company”) announced today that it has received regulatory approval for its prescription medicine Sativex® in Switzerland.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.  Separately, on November 26, 2013, the Company released a regulatory announcement containing a notification of interests of directors and connected persons with respect to a gift to family members by Mr. Justin Gover, Chief Executive Officer of the Company, of 500,000 ordinary shares of the Company.  The release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated November 27, 2013

99.2	Press Release dated November 26, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: November 27, 2013

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